UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

016259103

(CUSIP Number)

Polaris Venture Partners 1000 Winter Street Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 850 Winter Street Waltham, MA 02451 Attn: Jay K. Hachigian, Esq. (781) 890-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259103	Page 2 of 6
1. Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP”)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,247,811
8. Shared Voting Power 0
9. Sole Dispositive Power 3,247,811
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,247,811
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 10.33%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 016259103	Page 3 of 6
1. Names of Reporting Persons. Polaris Venture Partners Entrepreneurs' Fund IV, L.P. (“PVPEF”)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 60,544
8. Shared Voting Power 0
9. Sole Dispositive Power 60,544
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 60,544
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.19%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 016259103	Page 4 of 6

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons on September 10, 2010 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 31,427,355 shares of Common Stock outstanding as of November 3, 2011, as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2011 filed by the Issuer with the Commission on November 11, 2011.

(a)           PVP directly beneficially owns 3,247,811 shares of Common Stock, or approximately 10.33% of the Common Stock outstanding.  PVPEF directly beneficially owns 60,544 shares of Common Stock, or approximately 0.19% of the Common Stock outstanding.  Polaris Venture Management Co. III, L.L.C. VI (“PVM”), as the general partner of PVP and PVPEF, may be deemed to indirectly beneficially own the securities owned by PVP and PVPEF.

(b)           On August 30, 2011, PVP made a pro-rata distribution-in-kind of 392,800 shares of Common Stock to its partners, including 3,930 shares to PVM.  Also on August 30, 2011, PVPEF made a pro rata distribution-in-kind of 7,200 shares of Common Stock to its partners, including 73 shares to PVM.

(c)           On September 21, 2011, PVP made a pro-rata distribution-in-kind of 161,218 shares of Common Stock to its partners, including 1,614 shares to PVM.  Also on September 21, 2011, PVPEF made a pro rata distribution-in-kind of 2,577 shares of Common Stock to its partners, including 23 shares to PVM.

(d)           On October 11, 2011, PVP made a pro-rata distribution-in-kind of 294,577 shares of Common Stock to its partners, including 2,947 shares to PVM.  Also on August 30, 2011, PVPEF made a pro rata distribution-in-kind of 5,423 shares of Common Stock to its partners, including 50 shares to PVM.

(e)           On November 8, 2011, PVP made a pro-rata distribution-in-kind of 230,752 shares of Common Stock to its partners, including 2,311 shares to PVM.  Also on November 8, 2011, PVPEF made a pro rata distribution-in-kind of 4,248 shares of Common Stock to its partners, including 40 shares to PVM.

(f)           On November 14, 2011, PVP sold 167,747 shares of Common Stock on the open market at an average price of $1.7652 per share. Also on November 14, 2011, PVPEF sold 2,559 shares of Common Stock on the open market at an average price of $1.7652 per share.

(g)           On November 15, 2011, PVP sold 294,822 shares of Common Stock on the open market at an average price of $1.4659 per share. Also on November 15, 2011, PVPEF sold 5,203 shares of Common Stock on the open market at an average price of $1.4659 per share.

CUSIP No. 016259103	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	POLARIS VENTURE PARTNERS IV, L.P.

	By:	Polaris Venture Management Co. IV, L.L.C.,
its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member
POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.
	By:	Polaris Venture Management Co. IV, L.L.C.,
its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member

CUSIP No. 016259103	Page 6 of 6

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: February 14, 2012	POLARIS VENTURE PARTNERS IV, L.P.

	By:	Polaris Venture Management Co. IV, L.L.C.,
its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member
POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.
	By:	Polaris Venture Management Co. IV, L.L.C.,
its General Partner

	By:	/s/ John Gannon
	Name:	John Gannon
	Title:	Member